UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Extraordinary General Meeting

On April 6, 2026, at 8:30 PM Malaysia Standard Time (8:30 AM Eastern Time), GIBO HOLDINGS LIMITED (the “Company”) held its extraordinary general meeting (the “EGM”) at 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia. Holders of 126,380.92 Class A ordinary shares and 4,267,646 Class B ordinary shares of the Company, representing 85,479,300.92 votes or approximately 75.4% of the total voting power of the shares entitled to vote as of the record date of March 2, 2026, were present in person or represented by proxy at the EGM, and therefore constituting a quorum of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-thirds (1/3) of all votes attaching to all shares in issue and entitled to vote at the EGM as of the record date of March 2, 2026.

All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

		For	Against	Abstain
Proposal One: To consider and approve by an ordinary resolution to increase the authorized share capital and number of authorized shares of the Company from US$50,000 divided into 250,000,000 shares, par value US$0.0002 each, comprising (i) 225,000,000 Class A ordinary shares, par value US$0.0002 each (the “Class A Ordinary Shares”) and (ii) 25,000,000 Class B ordinary shares, par value US$0.0002 each (the “Class B Ordinary Shares”), to US$10,000,000 divided into 50,000,000,000 shares, par value US$0.0002 each, comprising (i) 45,000,000,000 Class A ordinary shares, par value US$0.0002 each and (ii) 5,000,000,000 Class B ordinary shares, par value US$0.0002 each (the “Share Capital Increase”).		85,452,306.58	26,599.24	395.01

Proposal Two: To consider and approve as an ordinary resolution to		85,452,199.45	26,747.27	354.11

(i)	Upon the completion of the Share Capital Increase, implement share consolidation(s) of ordinary shares of the Company, par value US$0.0002 each (the “Ordinary Shares”), whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years following the date of the EGM, at exact consolidation ratio(s) and effective time(s) as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (collectively, the “Share Consolidations” and each, a “Share Consolidation”) shall not exceed 100:1;

(ii)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine exact consolidation ratio(s) and effective date(s) of such Share Consolidation(s) during a period of two years following the date of the EGM as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all Share Consolidation(s) shall not exceed 100:1; or (b) elect not to implement any Share Consolidation during a period of two years following the date of the EGM;

(iii)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder (credited as fully paid by way of capitalization out of the share premium of the Company) the number of consolidated shares of such class which are held by such shareholder being rounded down to the nearest whole number of consolidated shares of such class; and

(iv)	if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

Proposal Three: Subject to the approval by the shareholders of the Share Capital Increase, to consider and approve by a special resolution to, with immediate effect, adopt the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&AA”) in the form annexed hereto as Annex A in substitution for and to the exclusion of, the second amended and restated memorandum and articles of association of the Company.		85,452,238.32	26,643.02	419.48

Proposal Four: Subject to the approval by the shareholders of the Share Consolidations, to consider and approve by a special resolution that entirely conditional upon the approval of the Share Consolidation(s), with effect as of the date the Board may determine in its sole discretion (including but not limited to exact consolidation ratio(s) and the effective date(s) of such Share Consolidation(s)), the Company adopt amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation (the “Amended and Restated M&AA upon Each Share Consolidation”) in the form annexed hereto as Annex B in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation(s), so long as such Share Consolidation(s) are implemented within two years following the date of the EGM.		85,452,174.53	26,727.81	398.48

Proposal Five: By an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the EGM:		85,455,741.73	23,141.46	417.73

(i)	Mr. Chun Yen “Dereck” Lim, chairman of the Board, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Share Consolidation(s) and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation(s);

(ii)	the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(iii)

the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(from (i) to (iii), the “General Authorization”)

A copy of the Third Amended and Restated M&AA is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer